UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CHATTEM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

1.625% Convertible Senior Notes due 2014

2.00% Convertible Senior Notes due 2013

(Title of Class of Securities)

162456 AR8

162456 AQ0

162456 AP2

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr., Esq.

Vice President, General Counsel and Secretary

1715 West 38th Street

Chattanooga, Tennessee 37409

(423) 821-4571

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Tel: (212) 310-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$46,303,000	$3,301.40

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $8.0 million aggregate principal amount of the 2.00% Convertible Senior Notes Due 2013 at the repurchase price of $1,007.22 per $1,000 of Notes outstanding as of February 23, 2010 and $38.303 million aggregate principal amount of the 1.625% Convertible Senior Notes Due 2014 at the repurchase price of $1,006.55 per $1,000 of Notes outstanding as of February 23, 2010.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,301.40	Filing Party: Chattem, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 25, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxe(s) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Chattem, Inc., a Tennessee corporation (the “Company”), on February 25, 2010, pursuant to Rule 13e-4 under the Securities Act of 1934, as amended (the “Exchange Act”), in connection with its offer to repurchase for cash any and all of its outstanding 1.625% Convertible Senior Notes due 2014 (the “1.625% Notes”) and 2.00% Convertible Senior Notes due 2013 (the “2.00% Notes” and, collectively with the 1.625% Notes, the “Notes”), each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the repurchase date, on the terms and subject to the conditions set forth in the offer to repurchase, dated February 25, 2010 (the “1.625% Notes Offer to Repurchase”), related to the 1.625% Notes and the offer to repurchase, dated February 25, 2010 (the “2.00% Notes Offer to Repurchase” and, collectively with the 1.625% Notes Offer to Repurchase, the “Offers to Repurchase”), related to the 2.00% Notes, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information

Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

On January 25, 2010, pursuant to Sections 3.01(b) and 4.01(d) of the indentures governing the Notes (the “Indentures”), the Company mailed a notice (the “Notice”) to U.S. Bank, National Association, as trustee and paying agent for the Notes, and each holder of the Notes announcing the anticipated date of a Fundamental Change (as defined in the Indentures) as a result of a tender offer (the “Tender Offer”) commenced by River Acquisition Corp., a newly formed Tennessee corporation and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme, for all outstanding shares of common stock of the Company (including the associated preferred stock purchase rights). The Notice announced that, following the Fundamental Change Effective Date (as defined in the Indentures), each holder of the Notes will have the right to require the Company to repurchase their Notes at their principal amount, plus accrued and unpaid interest to the date of repurchase, which the Company designated to be the 45th day after the Fundamental Change Effective Date. The Notice also announced the convertibility of the Notes pursuant to Section 4.1(a)(4) of each of the Indentures and indicated that, assuming the consummation of the Tender Offer on February 9, 2010 at a price of $93.50 per share of Company common stock, the Notes will become convertible into, (i) with respect to the 1.625% Notes, $1,375.68 in cash per $1,000 principal amount of 1.625% Notes converted or (ii) with respect to the 2.00% Notes, $1,664.47 in cash per $1,000 principal amount of 2.00% Notes converted, according to the terms of the applicable Indenture at any time before the close of business on the business day immediately preceding the 45th day after the Fundamental Change Effective Date.

On February 9, 2010, the Company issued a press release announcing that, pursuant to the terms of the Indentures, a Fundamental Change occurred on February 9, 2010 as a result of the successful completion of the Tender Offer at a price of $93.50 per share and, as a result, the holders of the Notes have the right to convert their Notes according to the terms of the Indentures at any time before the close of business on the business day immediately preceding the 45th day after the Fundamental Change Effective Date.

Pursuant to Rule 12b-15 under the Exchange Act, the information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2010	CHATTEM, INC.

	By:	/s/ THEODORE K. WHITFIELD, JR.
	Name:	Theodore K. Whitfield, Jr.
	Title:	Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	2.00% Notes Offer to Repurchase, dated February 25, 2010.

(a)(1)(B)*	1.625% Notes Offer to Repurchase, dated February 25, 2010.

(a)(1)(C)	Press release, dated February 25, 2010, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K filed on February 25, 2010.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Rights Agreement dated January 27, 2000 between Chattem, Inc. and SunTrust Bank, Atlanta, N.A. (Incorporated by reference to our Form 8-A filed February 1, 2000)

(d)(2)	First Amendment to the Rights Agreement, dated as of December 21, 2009, between Chattem, Inc. and SunTrust Bank, Atlanta, as rights agent (Incorporated by reference to our Form 8-A/A filed December 22, 2009)

(d)(3)	Indenture dated as of February 26, 2004 among Chattem, Inc., its domestic subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Registration Statement on Form S-4 filed March 22, 2004)

(d)(4)	First Amendment to and Supplemental Indenture dated July 25, 2006 among Chattem, Inc., its domestic subsidiaries and U.S. Bank, National Association, as successor trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on July 19, 2006, as supplemented by Form 8-K filed on July 26, 2006)

(d)(5)	Indenture dated as of November 22, 2006 between Chattem, Inc. and U.S. Bank, National Association, as trustee, relating to 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed November 29, 2006)

(d)(6)	Registration Rights Agreement dated November 22, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 29, 2006)

(d)(7)	Indenture dated as of April 11, 2007 between Chattem, Inc., and U.S. Bank, National Association, as trustee, relating to 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(8)	Registration Rights Agreement dated April 11, 2007 between Chattem, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(9)	Chattem, Inc. Non-Statutory Stock Option Plan — 1998 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1997)

(d)(10)	1999 Stock Plan for Non-Employee Directors (Incorporated by reference to our Schedule 14A filed on March 8, 1999)

(d)(11)	Chattem, Inc. Non-Statutory Stock Option Plan — 2000 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1999)

(d)(12)	Chattem, Inc. Stock Incentive Plan — 2003 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2003)

(d)(13)	Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(14)	Form of Stock Option Grant Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(15)	Form of Restricted Stock Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(16)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining only to officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(17)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining to all optionees other than officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(18)	Chattem, Inc. 2009 Equity Incentive Plan (Incorporated by reference to our Schedule 14A filed on February 27, 2009)

(d)(19)	Chattem, Inc. Annual Cash Incentive Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2009)

(d)(20)	Amended and Restated Employment Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(21)	Second Amended and Restated Severance Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(22)	Form of Second Amended and Restated Non-Competition and Severance Agreement - Robert E. Bosworth, Andrea M. Crouch, Ron Galante, B. Derrill Pitts, Charles M. Stafford, Theodore K. Whitfield, Jr. (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(23)	Form of Non-Competition and Severance Agreement - Joseph J. Czwerwinski, Robert B. Long and John L. Stroud (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(24)	Amendment, dated December 20, 2009, to Amended and Restated Employment Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(25)	Amendment, dated December 20, 2009, to Second Amended and Restated Severance Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(26)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert E. Bosworth (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(27)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Theodore K. Whitfield, Jr. (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(28)	Amendment, dated December 20, 2009, to Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert B. Long (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(29)	Form of Restricted Stock Agreement — Zan Guerry (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2001)

(d)(30)	Securities Purchase Agreement dated November 16, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 22, 2006)

(d)(31)	Purchase Agreement dated April 4, 2007 among Chattem, Inc., and the initial purchasers of the 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2007)

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on February 25, 2010.